Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 10, 2021

TECHNOLOGY

College Park quantum computing startup to go public in SPAC deal

By Rebecca Cooper
Digital Editor, Washington Business Journal
Mar 8, 2021
Updated Mar 8, 2021, 11:08am EST

College Park quantum computing startup IonQ Inc. is poised to become Greater Washington’s newest public company in the region’s latest blank-check deal.

IonQ has agreed to merge into dMY Technology Group Inc. III, a Las Vegas blank-check company led by Harry You, former CEO of information technology consultancy BearingPoint and former CFO of Oracle Corp. and Accenture PLC.

A blank-check company, also called a special purpose acquisition company, or SPAC, is a publicly traded entity with no products or services that uses the cash received from its own IPO to purchase or merge with a private company — in effect taking the other company public without the traditional IPO process.

IonQ develops extremely high-performance quantum computers, which rely on the physics of atomic particles to perform calculations and are expected to have the capability to solve complex problems currently out of reach of conventional computers. The company says it has produced the only quantum computer available via multiple cloud services, and it is developing modular quantum computers that can be networked together, according to a press release.

The deal values the combined company at $2 billion. IonQ will trade on the New York Stock Exchange under the ticker symbol “IONQ,” and the company says it will be “the first publicly traded pure-play hardware and software company in the quantum computing space.” The move to the public market follows an $84 million round IonQ closed in July. Founded in 2015 by University of Maryland physics professor Chris Monroe and Duke University electrical engineering and physics professor Jungsang Kim, the College Park startup is now led by President and CEO Peter Chapman.

“This transaction advances IonQ’s mission, to solve critical problems that impact nearly every aspect of society,” Chapman said in a statement. “We look forward to leveraging the power of quantum computing in the fight against climate change and to solve vexing problems from materials design to logistics that impact the transportation industry.”

The transaction includes $650 million in proceeds, $300 from dMY III’s trust account and $350 million from a fully subscribed private stock offering with participation from Fidelity Management & Research Co. LLC, Breakthrough Energy Ventures, Hyundai Motor Co. and Kia Corp., Silver Lake, MSD Partners LP, and Time Ventures, the investment fund for Salesforce CEO Marc Benioff. Existing investors participating in the offering include New Enterprise Associates, GV and Mubadala Capital.

DMY Technology III is one of several blank-check companies affiliated with dMY Technology Group. Niccolo de Masi, chairman of mobile gaming company Glu Mobile, is dMY’s CEO. DMY III raised $300 million in an IPO in November.

Morgan Stanley & Co. LLC is serving as the exclusive financial adviser to IonQ. Goldman Sachs & Co. LLC is serving as the exclusive financial adviser to dMY III. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are also acting as co-lead placement agents on the private stock offering, with Needham & Co. also acting as placement agent. Cooley LLP and ClearyGottlieb Steen & Hamilton LLP are representing IonQ and dMY III, respectively, as legal counsel.

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this

Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.